FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  January 2006

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-

T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-

T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

January 30, 2006

The Registrant announces the appointment of a Dr. Heinz Frey to the Board of Directors, the retirement of Hans Wick and the appointment of Robert S. Tyson as Vice President, Corporate Development.  All are subject to regulatory approval.

2.

Exhibits

2.1

News Release dated January 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/Ken Z. Cai

Date:    January 30, 2006

Ken Z. Cai

President & CEO

Exhibit 2.1

TSX: MMM AMEX: MMK
For Immediate Release	January 30, 2006

NEWS RELEASE

APPOINTMENT OF NEW DIRECTOR AND NEW OFFICER

Minco Mining & Metals Corporation (TSX: MMM   AMEX: MMK) (the "Company") is pleased to announce the appointment of Dr. Heinz Frey to the Board of Directors subject to regulatory approval.  Dr. Frey has a Ph.D. in Business Administration from the University of Bern, Switzerland.  Dr. Frey was the Chairman and CEO of Ascom Holding AG, an internationally active Swiss telecommunications, service automation and energy company, prior to his retirement in 1994. In addition to being active on a number of other boards, he is a former director of UBS (Union Bank of Switzerland). Currently, Dr. Frey is the President of Tranzcom China Security Networks Inc. and is also the Vice-Chairman of the Board of Securitas Group AG, a leading Swiss-based multi-national company involved in the implementation of security systems.

Mr. Hans Wick has retired from the Board of Directors of the Company.  The Company would like to thank Mr. Wick for his invaluable contributions to the Company during the past ten years and wish him well in his retirement.

The Company would also like to announce the appointment of Robert S. Tyson as Vice President, Corporate Development subject to regulatory approval.  Mr. Tyson joined the Company in April 2005 as the Investor Relations Manager.  Mr. Tyson has been an independent consultant for the past 15 years specializing in corporate development, finance, investor relations and corporate governance.  He has held senior management positions and has been a director for several public and private companies in Canada and the United States including Integrated Carbonics Corp., Urbana.ca, Inc and was a senior associate with MCA Equities Ltd. for six years.

About Minco

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange and the American Stock Exchange (MMM:TSX  AMEX: MMK).  The Company has a portfolio of high quality mineral projects in China and continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.  For more information on Minco and our properties, please visit the website at www.mincomining.ca or contact Robert Tyson, Vice President Corporate Development at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President, CEO & Director

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in the Company’s Form 20F.  Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Disclosure of resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.